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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File No.: 000-24197

                           NOTIFICATION OF LATE FILING

                   (Check One): / / Form 10-KSB / / Form 11-K
                                  / / Form 2-F
                         /X/ Form 10-QSB / / Form N-SAR

                     For the period ended December 31, 2000

      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the items to which the notification relates: [None].

Part I. Registrant Information.

Full name of registrant: Delsoft Consulting, Inc.

Former name if applicable: N/A

Address of principal executive office (street and number): 106 Bombay Lane

City, State and Zip Code: Roswell, Georgia 30076

Part II.  Rule 12b-25(b) and (c).

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to this Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (A) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     (B) The subject quarterly report on Form 10-QSB will be filed on or before five calendar days (exclusive of holidays) following the prescribed due date; and

     (C) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III.  Narrative.

     State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed time period.

     Registrant requires additional time to finalize certain disclosure information necessary to accurately complete the Form 10-QSB for the period ended December 31, 2000, because of the recent resignation of a number of officials of the Registrant, including Registrant's President and Acting Chief


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Financial Officer.  Registrant intends to file its Form 10-QSB for the period ended December 31, 2000 on or before Tuesday, February 20, 2001.


Part IV. Other Information.


     (1) Name and telephone number of person to contact in regard to this notification: Mr. Adil Choksey, Acting President, (770) 518-4289.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) have been filed? If the answer is no, identify the report(s):

     [X] Yes [ ] No

     (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     [ ] Yes [X] No




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                            DELSOFT CONSULTING, INC.
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2001



By: /s/ ADIL CHOKSEY
    ----------------
    Adil Choksey
    Acting President